Annual Stockholder Meeting Results:

The Fund held a meeting of stockholders on July 19, 2012. Stockholders voted as indicated below:
								  Withheld
						Affirmative  	  Authority

Re-election of Deborah A. DeCotis
Class III to serve until the annual
meeting for the 2015-2016 fiscal year 		35,311,337 	  1,107,787
Re-election of Alan Rappaport
Class III to serve until the annual meeting
for the 2015-2016 fiscal year 			35,270,073	  1,149,051

The other members of the Board of Directors at the time of the meeting, namely, Messrs. Bradford K. Gallagher, James A. Jacobson, Hans W. Kertess, William B. Ogden, IV and John C. Maney* continued to serve as Directors of the Fund.

* Interested Director